# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001138995
Persons authorized to receive notices and communications: Mark Horowitz, Glenview Capital Management, LLC, 767 Fifth Avenue, 44th Floor, New York, New York (NY), 10153, (212) 812-4700

## Reporting persons
- GLENVIEW CAPITAL MANAGEMENT, LLC (CIK 0001138995): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,668,477; sole dispositive power 0; shared dispositive power 11,668,477; aggregate amount beneficially owned 11,668,477 (5.24% of the class)
  Comment: (1) Shared voting power and shared dispositive power includes (i) 9,955,144 shares of Common Stock held directly by the Glenview Funds and (ii) 1,713,333 shares of Common Stock issuable to the Glenview Funds upon exercise of the Private Placement Warrants.
  (2) Percent of class is calculated based on 220,861,993 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Form 10-Q filed on May 2, 2025, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- ROBBINS LARRY (CIK 0001228603): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 387,150; shared voting power 19,247,764; sole dispositive power 387,150; shared dispositive power 19,247,764; aggregate amount beneficially owned 19,634,914 (8.7% of the class)
  Comment: (3) Sole voting power and sole dispositive power includes (i) 21,645 shares of Common Stock that Mr. Robbins has the right to acquire upon exercise of stock options and (ii) 80,434 shares of Common Stock underlying unvested restricted stock units that were granted to Mr. Robbins, which vest in full on the date of the Issuer's 2026 Annual Stockholders Meeting, subject to Mr. Robbins' continued service on the Issuer's board of directors on such date.
  (4) Shared voting power and shared dispositive power includes (i) 9,955,144 shares of Common Stock held directly by the Glenview Funds (ii) 4,546,687 shares of Common Stock held directly by Longview Investors LLC, (iii) 3,032,600 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants and (iv) 1,713,333 shares of Common Stock issuable to the Glenview Funds upon exercise of the Private Placement Warrants.
  (5) Percent of class is calculated based on 220,861,993 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Form 10-Q filed on May 2, 2025, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Comment: Explanatory Note: This Amendment No. 5 ("Amendment No. 5") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined herein) and Longview Investors LLC ("Longview") with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2021, as amended by Amendment No. 1, filed with the SEC on March 30, 2021, Amendment No. 2, filed with the SEC on March 11, 2022, Amendment No. 3, filed with the SEC on February 14, 2023, and Amendment No. 4, filed with the SEC on September 3, 2024 (collectively, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of Butterfly Network, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1600 District Avenue, Burlington, MA 01803. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 13, 2025, Mr. Robbins was granted 80,434 shares of unvested restricted stock units, each representing the right to receive one share of Common Stock upon vesting, which vest in full on the date of the Issuer's 2026 Annual Stockholders Meeting, subject to Mr. Robbins' continued service on the Issuer's board of directors on such date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover pages of the Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover pages of the Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment No. 5, the Reporting Persons have not effected any transactions with respect to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Glenview Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D as beneficially owned by Glenview (and indirectly beneficially owned by Mr. Robbins).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GLENVIEW CAPITAL MANAGEMENT, LLC: /s/ Mark J. Horowitz, Mark J. Horowitz, Co-President (06/17/2025)
- ROBBINS LARRY: /s/ Mark J. Horowitz, Mark J. Horowitz, attorney-in-fact for Larry Robbins (06/17/2025)